November 7, 2006
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention: Donna Levy

Re:	NACG Holdings Inc.
Amendment No. 4 to Form F-1
Filed November 3, 2006
File No. 333-135943

North American Energy Partners Inc.
Form 20-F, as amended, for fiscal year ending March 31, 2005
Filed November 25, 2005
Form 20-F, as amended, for fiscal year ending March 31, 2006
Filed August 30, 2006
File No. 333-111356
Ladies and Gentlemen:
On behalf of the above-referenced Registrants, we have filed through EDGAR Amendment No. 5 (“Amendment No. 5”) to the above-referenced Registration Statement (the “Registration Statement”). Amendment No. 5 reflects all changes made to the Registration Statement.
In this letter, we set forth responses to the comments and requests for additional information contained in the letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 7, 2006, with respect to the above-referenced filings. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the November 7 comment letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

United States Securities and Exchange Commission
November 7, 2006

Amendment No. 4 to Form F-1
General
1.	We note that you have filed a separate confidential treatment request for certain information contained in exhibit 10.12 to the F-1. We will respond to your request in a separate communication.

Response: The Registrant notes the Staff’s comment.
Principal and Selling Shareholders, page 117
2.	Please identify a natural person who has authority to vote, or dispose of, the securities beneficially owned by Paribas North America, Inc.

Response: The Registrant has added the requested disclosure on page 119 of Amendment No. 5.
Underwriting, page 134
General
3.	We note your response to our prior comment 10. Please revise your disclosure to state that one of the conditions to the obligations of the underwriters is that there is no material adverse change in your business.

Response: The Registrant has revised its disclosure on page 136 to state that one of the conditions to the obligations of the underwriters is that there is no material adverse change in its business.
Exhibit 5.1
4. Please refile the opinion of counsel, as the last page is missing from the exhibit.
     Response: The Registrant has refiled with Amendment No. 5 the opinion of Borden Ladner Gervais LLP as Exhibit 5.1.

United States Securities and Exchange Commission
November 7, 2006

Form 20-F/As of North American Energy Partners Inc. for the fiscal years ended March 31, 2005 and 2006
Controls and Procedures, page 61
5.	We note your statement that you have identified a number of significant weaknesses in your financial reporting processes and internal controls as defined under Canadian auditing standards. Please state whether under the standards of the Public Company Accounting Oversight Board (United States) you have significant weaknesses. If so, please identify them if they are different from the weaknesses already disclosed.

Response: The Registrant confirms that it will file a fourth amendment to the Form 20-F for the fiscal year ended March 31, 2005 (the “2005 Form 20-F”) within 10 business days of the Staff’s letter dated November 7, 2006 to state whether it has any significant weaknesses under the standards of the Public Company Accounting Oversight Board. The Registrant will also file a third amendment to its Form 20-F for the fiscal year ended March 31, 2006 (the “2006 Form 20-F”) to address the same comment.
6.	We note your statement that you have added to your finance staff, and in particular that you have in-house GAAP and financial reporting expertise. Please state whether you have in-house U.S. GAAP reporting expertise.

Response: The Registrant confirms that it will revise the disclosure in the amendments to the 2005 Form 20-F and the 2006 Form 20-F to indicate that it has in-house Canadian GAAP reporting expertise and a working knowledge of U.S. GAAP that it supplements with outside expertise.
7.	We note your response to our prior comment 14. Please provide an evaluation of the changes made to your internal controls over financial reporting that occurred during the last fiscal year, as required by Rule 15d-15(d) of the Securities Exchange Act of 1934.

Response: The Registrant confirms that it will revise the disclosure in amendments to the 2005 Form 20-F and the 2006 Form 20-F to provide an evaluation of the changes made to its internal control over financial reporting that occurred during the last fiscal year, as required by Rule 15d-15(d) of the Securities Exchange Act of 1934.
To assist the Staff in its review of Amendment No. 5, courtesy packages containing a copy of Amendment No. 5 and this letter are being delivered to each individual shown as a carbon copy recipient of the Staff’s comment letter.

United States Securities and Exchange Commission
November 7, 2006

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, or with respect to any other revisions to Amendment No. 5, please contact the undersigned at 713-221-1306 or Troy L. Harder at 713-221-1456.

Very truly yours,
Bracewell & Giuliani LLP
/s/ Gary W. Orloff

Gary W. Orloff
GWO/pd
Enclosures

cc:	Mr. Vincent J. Gallant NACG Holdings Inc.
Mr. Kris F. Heinzelman Cravath, Swaine & Moore LLP
Mr. Troy L. Harder Bracewell & Giuliani LLP